December 19, 2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-0404

Attention: Tia L. Jenkins

Re.: The Wet Seal, Inc.

Form 10-K for Fiscal Year Ended

January 28, 2012

Filed March 26, 2012

File No. 000-18632

Ladies and Gentlemen:

The Wet Seal, Inc. (the “Company”) has received the comments of the staff of the Commission by letter dated, December 17, 2012 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended January 28, 2012, referred to above.

The Company is confirming that, following our telephone conversation with Brian K. Bhandari, the Company has an extension until January 9, 2013 to submit its response to the comments.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (949) 699-3947.

Sincerely,

/s/ Steven H. Benrubi

Steven H. Benrubi
Executive Vice President and Chief Financial Officer